4675 MacArthur Court Suite 1400 Newport Beach, CA 92660-8842 +1 949 442 6000 Main +1 949 442 6010 Fax www.dechert.com

October 13, 2006

Mr. John Ganley

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Forward Funds (the “Registrant”)
File Nos. 033-48940; 811-06722
Post-Effective Amendment No. 37

Dear Mr. Ganley:

On behalf of the Registrant, attached hereto is Post-Effective Amendment No. 37 (“PEA 37”) to the Registrant’s registration statement under the Investment Company Act of 1940 (“1940 Act”). PEA 37 is filed for the purpose of registering a newly created series of the Registrant, the Forward Long/Short Credit Fund (the “New Series”), and the shares to be issued by the New Series. Filed as part of PEA 37 are a prospectus and statement of additional information for Class A and Class C shares of the New Series.

PEA 37 is being filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 (“1933 Act”), and it is proposed that the Amendment will become effective 75 days after the date of filing. The Trust hereby undertakes to file a post-effective amendment pursuant to Rule 485(b) under the 1933 Act on or before the effective date of PEA 37 for the purposes of filing required exhibits and completing certain registration statement disclosures.

If you have any questions or comments, please contact the undersigned at 949.442.6060 or Christine B. Wessel at 949-442-6063.

Sincerely,

/s/ Douglas P. Dick
Douglas P. Dick

Enclosures

cc:	Judith M. Rosenberg, Esq.
Mary Curran, Esq.

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